Mail Stop 3561
      August 22, 2005

Chet Kurzawski
President
Hurley Exploration Inc.
1600 Golf Road, Suite 1200
Rolling Meadows, IL 60008

      Re:	Hurley Exploration Inc.
      Registration Statement on Form SB-2
      Filed July 26, 2005
		File No. 333-126900

Dear Mr. Kurzawski:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 4
1. We note that on page 13 of the prospectus you state that if developments warrant it, you will proceed with commercial production.
Please expand you summary to include this fact.

Risk Factors, page 2
2. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

* The production of minerals... page 5
* Our revenues are dependent... page 5
* No dividends and none anticipated, page 8

Please note these are examples only. Review your entire risk factor section and revise as necessary.

Management`s Discussion and Analysis, page 10
3. We note that in your risk factors you state that your ability to execute your growth strategy depends on acquiring suitable companies.
However, we do not see a discussion in your disclosure of your business concerning acquiring other companies or entities. Please revise or advise.
4. We note in your risk factors that you state that if you find copper you may not be able to develop and market it and if you do not find copper you will cease operations. Please revise your disclosure of your business to describe what you will do if you cease operations or you are unable to develop and market the copper you find.
5. Revise your filing to include a detailed liquidity plan. In this regard your projected twelve month expenses exceed the amount of cash you have on hand. See Item 303 of Regulation S-B.

Description of Business, page 11
6. Revise your filing to disclose whether the agreements with Richard
Simpson to acquire a 100% interest in the two DON claims were negotiated at arms length.
Management, page 22
7. In accordance with of Item 401 of Regulation S-B, please provide the last 5 years of business experience for Messrs. Kurzawski and Reid.

Selling Stockholder, page 27
8. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by GC
Consultants.
Plan of Distribution, page 29
9. We note your disclosure regarding short sales. Please be advised that short sales of common stock "against the box" that are covered with shares subject to this registration statement cannot be made before the registration statement becomes effective. It is our view that shares underlying the short sale are deemed to be sold at the time such sale is made and, prior to effectiveness, this would constitute a violation of section 5. Please confirm your understanding.
10. Please revise your disclosure here to clarify that, to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock. Clarify how long this takes and whether you have engaged a market maker to apply for quotation on the OTC Bulletin Board on your behalf. Explain what effect quotation on the OTC Bulletin Board will have on your liquidity.

Balance Sheet, page F-2
11. Please revise your Stockholders` Equity section of your balance sheet to sum properly. In this regard, your statement does not balance.

Statement of Operations, page F-3
12. Please revise your statement to reflect the fact that you had an operating loss, not income. Furthermore, please revise your statement to include a separate line for net loss.

Statement of Stockholders Equity, page F-4
13. Please revise your statement to ensure that your common stock issued for cash sums across to agree to total equity reported.

Note 4 Mineral Properties, page F-9
14. Please explain to us how you determined it was appropriate under generally accepted accounting principles to expense your investment in the mineral properties you reference. See paragraph 10 of SFAS no. 7.
15. Please enhance your note disclosure to reflect the fact that your properties do not contain proven mineral reserves. If the property you reference is without known reserves, a statement to that effect shall be made. See Item 801 of Regulation S-K.

Note 5 Income Taxes, page F-10
16. Please revise your disclosure to include the dollar amount of deferred tax asset you reference related to the loss carry-forwards.
Also, state that you have fully reserved this deferred tax asset. See paragraph 43 of SFAS no. 109.
Signature, page II-7
17. Please amend your filing to include your controller/principal accounting officer`s signature.

*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Robert Babula, Staff Accountant, at (202)
551-
3339 or Mike Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at
(202) 551-3342 or me at (202) 551-3720 with any other questions.


      					Sincerely,



      					H. Christopher Owings
      Assistant Director




cc: 	Gregg E. Jaclin
	Anslow & Jaclin, LLP
      Via Fax (732) 577-1188

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Chet Kurzawski
Hurley Exploration Inc.
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